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                                                                  Exhibit (c)(9)

                              G. Arthur Seelbinder
                                   148 Seagate
                            Palm Beach, Florida 33480

August 11, 1998

Board of Directors
Cooker Restaurant Corporation (the "Company")
5500 Village Boulevard
West Palm Beach, Florida 33407

Re: Issuer Tender Offer on Schedule 13E-4

Dear Sirs:

        Reference is hereby made to (i) that Amended and Restated Grid Time Promissory Note (Eurodollar/Prime Rate), dated January 31, 1997, which is in the initial amount of approximately $5 million and which with capitalized interest may become much as $6.25 million (as amended, the "Guaranteed Loan"), (ii) that Amended and Restated Guaranty, dated as of January 31, 1997 (as amended, the "Guaranty"), issued by the Company in favor of The Chase Manhattan Bank (the "Bank") and (iii) the proposed Dutch Auction issuer tender offer (the "Offer") to be made by the Company for up to 4 million shares of the Company's common stock, without par value (the "Common Stock").

        In consideration of the Guaranty, the undersigned hereby informs the Board of Directors and commits to the Company as follows:

        1. The undersigned intends to tender up to 570,000 shares of Common Stock in the Offer and to use all of the after tax proceeds that I may receive as a result of my participation in the Offer to repay a portion of the Guaranteed Loan.

        2. Following the consummation of the Offer and the repayment of a portion of the Guaranteed Loan using such proceeds, I intend to discuss with the Bank or other financing sources the refinancing of the balance of the Guaranteed Loan.

                                            Sincerely,

                                            /s/ G. Arthur Seelbinder

                                            G. Arthur Seelbinder